Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2007

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:       FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2007.  Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 06-07	F/Y 05-06
SALES	$4,604,636	$4,114,446
NET INCOME	$238,171	$78,541
EARNINGS PER SHARE	8¢	3¢
NINE MONTHS	F/Y 06-07	F/Y 05-06
SALES	$12,429,113	$10,594,573
NET INCOME	$532,458	$308,608
EARNINGS PER SHARE	17¢	10¢
SHARES OUTSTANDING	3,144,221	3,103,892

Taylor Devices' firm order backlog continues to be strong at $12.4 million. Shipment levels continue to increase to accommodate the current influx of orders.  Current activity in the U.S. construction market remains steady, with offshore markets still increasing.  Military and aerospace sales are increasing.

ITEM:       NEW ORDERS

  Avari Hotel -- Islamabad, Pakistan

This project involves the seismic upgrade of an existing 7-story four quadrant reinforced concrete "shell" structure into a world-class luxury hotel.  A total of more than 200 Taylor Seismic Dampers will be used in both diagonal and chevron brace elements.  The project's owner, Avari Hotels International, currently operates five luxury hotels, with this being their fourth project in Pakistan.  Because of potential seismic hazards in the Islamabad region, the owner has required that the upgraded structure be capable of withstanding earthquakes roughly equivalent to those expected in Sacramento, California.  To assure this, the company has retained the services of a California-based engineering firm to perform the structural analysis and design implementation of dampers within the structure.   The value of the seismic dampers exceeds $1.2 million.

  Security Structure -- Undisclosed Site

This unusual project is taking place outside the U.S.A. and has been highly classified by the host country, although we can state that the country is a long-time U.S. ally.  The project involves protecting a highly visible public structure against potential terrorist attacks involving explosives, plus wind and seismic inputs.  A total of 18 Taylor Dampers will be used, each rated at up to 350 tons output force.  Because of the diverse field of expected hazards, the dampers will utilize a special internal design.  This will enable them to instantly select the output required for either seismic or terrorist activity.  This is the first time a non-military user of the Company's products has required dampers with the design attributes used for this project.

  Whalley Reservoir -- Surrey, B.C. Canada

This project is a seismic upgrade for the Greater Vancouver, B.C. Water District Unit #1.  Hinged reservoir covers will utilize a total of 17 dampers, each rated at up to 225 tons of force for seismic protection.

  Minatoku Mita 3 Chome Building -- Tokyo, Japan

This project is a new 13-story office building in the Minato-ku district of Tokyo, noted for being the site for embassies of more than 45 nations.  This district is also the home of the main offices of many multi-national companies.  This new office building combines steel and reinforced concrete construction and will use 32 Taylor Dampers, each rated at up to 180 tons of force.

  Yuzui Yangtze Bridge -- Chongquing, China

This new suspension bridge is being constructed over the Yangtze River as part of the outer traffic hub for the city of Chongquing.  Nearly a mile in length with 12 traffic lanes, the new bridge will carry vehicle traffic at more than 60 mph.  A total of 4 large Taylor Dampers will be used for seismic protection.

  Seattle Central Link Light Rail Extension -- Seattle, Washington

Taylor Devices has previously provided numerous dampers for other sections of this massive infrastructure improvement project.  This latest expansion of the system is an extension to SEA-TAC International Airport and utilizes 6 large Taylor Dampers, each rated at up to 300 tons of force.

ITEM:       NEW FACILITIES ADDED

The Company's existing facilities have been loaded to capacity with our existing backlog of seismic damper orders.  Compounding the problem was the scheduled assembly and test of 8 massive 1,200 tons force dampers for the Sutong Bridge in China.  When complete, the Sutong Bridge will be the longest span cable stay bridge in the world.  Each of the dampers weighs nearly 10 tons and measures 3 feet in diameter, with a length of 24 feet.

To ease the strain on our facilities, the Company has added a new shipping and packaging building at a leased facility located 4 miles from our present operations.  The new shipping and packaging operations occupy 10,000 square feet and are located in a high bay building serviced by overhead cranes with an indoor truck loading dock.  The location is close to an interstate highway such that trucks can enter or exit the highway and be within only 2-3 minutes drive of the Company's shipping operations.

ITEM:       MORE TESTS AT MCEER

During December, the remains of the recently tested NEESWood wood house inside the MCEER lab at SUNY-Buffalo were dismantled.  Immediately thereafter, testing began on a new way to utilize Taylor Dampers in existing low-rise, low-strength concrete buildings.  Concrete buildings of this type usually experience heavy damage during seismic events.  In general, they are so stiff structurally that the concrete begins failing before added dampers have time to absorb the earthquake's energy.  MCEER's initial concept was to reduce building loads by cutting the building columns at ground level.  This allowed the entire structure to be disconnected from its foundation and actually lift off the ground -- rocking and tipping in an attempt to attenuate the quake inputs.  Horizontal motion was prevented by building "sockets" around the columns, but still allowing them to freely slide up and down.  Because a real concrete structure without dampers would be subjected to severe cracking, the tests used a 5-story steel building frame that was stiffened such that it would behave like concrete, but without the cracks.  Initial tests without dampers went poorly.  Building motions were very violent, to the point of the test structure needing tie-downs to prevent it from tipping over.  A second problem was destructive impacts of the column ends into the foundation as the tipped building went into a virtual "free fall" when the quake motions ended.  Researchers tried various types of rubber and friction tie downs to reduce the violent motions, but none worked.  Taylor Devices modified some of our standard seismic dampers for this new application, with testing taking place during February.  The special Taylor Dampers allowed the structure to move very smoothly with no violent impacts.  Numerous historic earthquakes were input to the test structure, yet the building model with dampers performed perfectly with greatly reduced structural loads under all input motions.  For the project's final test, an input of twice the 1994 Northridge California quake was run.  This proved to be beyond the shaking capacity of the giant shake tables at MCEER's SUNY-Buffalo Laboratory; triggering the safety shutdowns and stopping the test machine.  In the end, we had to settle for 1.8 times Northridge, an input that the damped structure easily accepted without damage of any type.  Over the next year there will be several reports on these tests published by the University's researchers, hopefully generating interest from both the academic and structural engineering communities.  Like many of MCEER's experiments at the edge of technology, it will probably be several years before implementation takes place.

By:	/s/Douglas P. Taylor
Douglas P. Taylor President